UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, British Columbia

Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

www.methanex.com

For immediate release

May 1, 2014

METHANEX REPORTS ON ANNUAL GENERAL MEETING OF SHAREHOLDERS

Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held April 30, 2014 in Vancouver, British Columbia.

A total of 79,422,097 common shares were voted at the meeting, representing 82.4% of all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Bruce Aitken	76,611,750	99.73%	203,712	0.27%
Howard Balloch	76,639,353	99.77%	176,109	0.23%
Phillip Cook	76,654,825	99.79%	160,637	0.21%
John Floren	76,644,752	99.78%	170,710	0.22%
Thomas Hamilton	73,467,801	95.64%	3,347,661	4.36%
Robert Kostelnik	76,647,078	99.78%	168,384	0.22%
Douglas Mahaffy	76,576,856	99.69%	238,606	0.31%
A. Terence Poole	75,766,664	98.63%	1,048,798	1.37%
John Reid	76,630,990	99.76%	184,472	0.24%
Janice Rennie	66,298,020	86.31%	10,517,442	13.69%
Monica Sloan	76,635,734	99.77%	179,728	0.23%

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

- end -

For further information, contact:

Sandra Daycock

Director, Investor Relations

Tel: 604 661-2600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: May 1, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary